INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Guess?, Inc.:


We consent to the use of our report dated February 17, 2004, with respect to the consolidated balance sheets of Guess?, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, incorporated herein by reference. Our report refers to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets on January 1, 2002.


/s/ KPMG LLP


Los Angeles, California
December 21, 2004